Exhibit 99.54

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

DHX Media Ltd. (the “Company” or “DHX”)

1478 Queen Street

Halifax, NS B3J 2H7

Item 2	Date of Material Change

December 12, 2013

Item 3	News Release

The news release was disseminated through Canada NewsWire and filed on SEDAR on December 12, 2013.

Item 4	Summary of Material Change

The Company announced a secondary market offering of 28,363,796 common shares of the Company by certain entities controlled or managed by Birch Hill Equity Partners Management Inc.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced that Birch Hill Equity Partners Management Inc., on behalf of entities controlled or managed by it (the “Selling Shareholders”), entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. (the "Underwriters"), providing for the purchase by the Underwriters, on a bought deal basis, of 28,363,796 common shares of the Company (the "Common Shares") from the Selling Shareholders at a price of $4.70 per Common Share (the "Offering"). DHX will not receive any of the net proceeds from the Offering.

The Company believes that the Offering will benefit all DHX shareholders through an increased public float and enhanced trading liquidity. The Selling Shareholders collectively hold approximately 24.8% of the currently issued and outstanding Common Shares. If the Offering is successfully completed, the Selling Shareholders will not hold any Common Shares.

The Common Shares will be offered by way of a short form prospectus to be filed with the securities commissions and other similar regulatory authorities in each of the provinces of Canada pursuant to National Instrument 44-101 - Short Form Prospectus Distributions.

Closing of the Offering is currently expected to take place on January 9, 2014 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the securities regulatory authorities.

The Selling Shareholders acquired the Offered Shares as partial consideration for DHX’s acquisition of the business of Cookie Jar Entertainment (“Cookie Jar”) on October 22, 2012 (the “Cookie Jar Acquisition”). Pursuant to the terms of certain agreements entered into in connection with the Cookie Jar Acquisition, the Selling Shareholders are entitled to nominate two directors on DHX’s board of directors. If the Offering is successfully completed, these nominees, John Loh and Michael Salamon, have agreed to resign from DHX’s board of directors. In addition, DHX Media and Birch Hill Equity Partners Management Inc. have agreed that, concurrently with the completion of the Offering (i) all of the remaining obligations, covenants, representations and warranties and indemnities of DHX Media, Cookie Jar and 4116372 Canada Inc. under the share purchase agreement among them dated August 20, 2012 (relating to the Cookie Jar acquisition), including indemnification obligations, shall terminate, other than certain specified indemnification obligations of 4116372 Canada Inc. which shall be limited to a maximum aggregate amount of $4 million and otherwise continue (and ultimately terminate) in accordance with the existing terms of the share purchase agreement; (ii) all of the obligations of the Selling Shareholders and OMERS Administration Corporation under the indemnity agreement among the Selling Shareholders, OMERS Administration Corporation and DHX Media shall terminate, other than with respect to the surviving indemnification obligations of 4116372 Canada Inc. described above (and the surviving obligations under the indemnity agreement shall also be limited to a maximum aggregate amount of $4 million); and (iii) all of the Common Shares of DHX Media currently held in escrow pursuant to the terms of an escrow agreement dated October 22, 2012 among DHX Media, Cookie Jar and Computershare Trust Company of Canada, some of which form part of the Offered Shares, will be released from escrow.

5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact David A. Regan - EVP, Corporate Development & IR, at (902) 423-0260

Item 9	Date of Report

December 18, 2013